SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                           For the month of June, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)







         NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
                 MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


1. Name of the issuer

SVG Capital plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985

Both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Anthony Habgood

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 100 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Zeban Nominees Limited

8. State the nature of the transaction

Conversion of Subordinated Convertible Bonds into Ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

41,666 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.030%

11. Number of shares, debentures or financial instruments relating to shares disposed

Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

Principal amount of Bonds held GBP200,000 & Conversion price is 480p per Share

14. Date and place of transaction

13 June 2006 - London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,666 ordinary shares (beneficial), being 0.0480% of the issuer's issued share capital

12,500 ordinary shares (non-beneficial), being 0.009% of the issuer's issued share capital

16. Date issuer informed of transaction

21 June 2006

17. Any additional information

None

18. Name of contact and telephone number for queries

John Spedding - 020 7658 3206

Name and signature of duly authorised officer of issuer responsible for making notification

John Spedding

For and behalf of Schroder Investment Management Limited

Secretary to SVG Capital plc

Date of notification

23 June 2006







         NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
                 MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


1. Name of the issuer

SVG Capital plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985

Both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Denis Raeburn

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 100 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited

8. State the nature of the transaction

Conversion of Subordinated Convertible Bonds into Ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

104,166 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.075%

11. Number of shares, debentures or financial instruments relating to shares disposed

Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

Principal amount of Bonds held GBP500,000 & Conversion price is 480p per share

14. Date and place of transaction

13 June 2006 - London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

164,166 ordinary shares (beneficial), being 0.118% of the issuer's issued share capital

16. Date issuer informed of transaction

23 June 2006

17. Any additional information

None

18. Name of contact and telephone number for queries

John Spedding - 020 7658 3206

Name and signature of duly authorised officer of issuer responsible for making notification

John Spedding

For and behalf of Schroder Investment Management Limited

Secretary to SVG Capital plc

Date of notification

23 June 2006






         NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
                 MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


1. Name of the issuer

SVG Capital plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985

Both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Nicholas Ferguson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP1.00 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Schroder & Co Nominees Limited

8. State the nature of the transaction

Conversion of Subordinated Convertible Bonds into Ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

104,166 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.075%

11. Number of shares, debentures or financial instruments relating to shares disposed

Nil

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

Principal amount of Bonds held GBP500,000 & Conversion price is 480p per share

14. Date and place of transaction

13 June 2006 - London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

551,507 ordinary shares (beneficial), being 0.3973% of the issuer's issued share capital

42,900 ordinary shares (non-beneficial), being 0.0309% of the issuer's issued share capital

16. Date issuer informed of transaction

21 June 2006

17. Any additional information

None

18. Name of contact and telephone number for queries

John Spedding - 020 7658 3206

Name and signature of duly authorised officer of issuer responsible for making notification

John Spedding

For and behalf of Schroder Investment Management Limited

Secretary to SVG Capital plc

Date of notification

23 June 2006





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 23 June 2006

                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries